Commission File No. 333-8878




                                   FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F   X    Form 40-F
                                       -----            -----

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No   X
                                    -----       -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Set forth herein is a copy of the Company's report for the three months ended March 31, 2003, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations. ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                          ULTRAPETROL (BAHAMAS) LIMITED

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR THE THREE
                      MONTHS ENDED MARCH 31, 2003 AND 2002

    The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited, or the Company, and subsidiaries for the three months ended March 31, 2003 and 2002 included elsewhere in this report.

General
-------

    The Company was formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine Company). The following discussion covers the unaudited financial results of the consolidated entity for the three month period ended March 31, 2003 with a comparison to the unaudited consolidated financial results for the same three month period in 2002.

    Currently the Company owns and operates fourteen oceangoing vessels primarily in South America with additional operations between the Caribbean, United States, Europe, Far East and West Africa. One of our vessels is owned by Ultracape (Holdings) Ltd., or Ultracape, an affiliate company that was formed through an association between us and the AIG-GE Capital Latin America Infrastructure Fund L.P., or LAIF, in 2002 of which we own 60%. The Company also charters three push boats and 69 wet and dry barges to UABL (Bahamas) Limited, or UABL, a company that we formed in a joint venture with ACBL Hidrovias, Ltd. in October 2000 and which we own 50% of.

    During the first three months of 2003 the Company employed a significant part of its fleet on time charter for different customers.

    During the first three months of 2003, the international freight market maintained rates significantly above those experienced in 2002.

    The Princess Susana was out of service undergoing major repairs during 15 days and the Princess Pia and Princess Eva were out of service due to accidents for 42 days and 62 days, respectively, during the first quarter of 2003.

    In January 2003 the Company renewed the employment of its vessel Princess Katherine for another 11 months on a time charter contract.

    On March 13th the Princess Marina was delivered under a time charter for three years to the National Petroleum Company of Chile. As a requirement of this transaction the vessel was re-flagged and registered under the ownership of a related company which ownership shall return to us upon expiration of the charter, all of the financial arrangements with DVB Nedship Bank (America) N.V., who finances the vessel, remain in place.

    On March 11, 2003 we entered into a Memorandum of Agreement, or MOA, under the standard format NSF 1993 to sell the Princess Sofia for a total price of $2.3 million. The vessel was delivered to its new owners on April 25th, 2003.

    Our affiliate UABL Limited (50% of which we hold through our unrestricted subsidiary UP River Holdings Ltd.) entered into loan agreements on February 27, 2003 the International Finance Corporation, or IFC, and Kreditanstalt Fur Wiederaufbau with a repayment schedule that starts in June 2005 and continues until December 2011 in the case of the (A) tranche of the IFC Loan until December 2009 in the case of the (B) tranche and the KFW Loan. IFC and KFW have agreed to provide a total of $40 million to finance the capital expenditures of UABL Limited over the next 3 years. The loans are provided under two separate agreements to wholly owned subsidiaries of UABL Limited: UABL Barges (Panama) Inc. $30 million and UABL Paraguay S.A. $10 million with a repayment schedule starting in June 2005 through December 2009. The agreements in connection with this financing impose restrictions on the ability of UABL to pay dividends or make other payments to its shareholders if UABL is in default of its obligations under the loan and require that in conjunction with ACBLH the Company retain control of UABL Limited

Revenue
-------

    The majority of the Company's vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to the Company for the use of its vessel. Hire revenue accounted for 65% of the Company's total revenues for the three months ended March 31, 2003.

    Also, the Company's vessels are employed on a contract of affreightment, or COA, basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 35% of the Company's total revenues for the three months ended March 31, 2003.

    From the total revenues obtained from COA's during the first quarter of 2003, 54% were in respect of repetitive voyages for the Company's regular customers and 46% in respect of single voyages for occasional customers.

Expenses
--------

    When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

    The Company's operating expenses, or running expenses, are generally paid through Ravenscroft Shipping Inc., or Ravenscroft, a Miami based affiliate of the Company, which provides ship management services for the Company's vessels. Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL (Bahamas) Ltd. the Company has contracted the shipmanagement responsibilities to Lonehort Inc, an affiliate of UABL Ltd.

    Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

    The Company's other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine S.A., another affiliate of the Company, which provides certain administrative services. The Company pays Oceanmarine, or Oceanmarine, a monthly fee of $9,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. The Company pays Ravenscroft a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company does not expect to pay fees to any affiliated entity other than those described here for management and administration functions.

    The Company does not own any buildings and does not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

Foreign Currency Transactions
-----------------------------

    Substantially all of the Company's revenues are denominated in U.S. dollars, but 9% of the Company total revenues is denominated in US dollars but collected in Argentine pesos at the equivalent amount of US dollars at the payment date and 11% of our total out of pocket operating expenses are paid in Argentine pesos. However, the Company's operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. The Company does not hedge its exposure to foreign currency fluctuations.

Inflation
---------

    The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

      Inflationary pressures on bunker costs are not expected to have a material effect on the Company's future operations since freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

Legal proceedings
-----------------

      On February 21, 2003, Ursa Shipping Ltd., or Ursa, brought suit in the United States District Court for the District of New Jersey against the Princess Susana and Noble Shipping Ltd. seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. (Ursa Shipping v. the Princess Susana, et al. Civil Action No. 03-CV-747(FLW).) The Princess Susana was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Princess Susana. On or about February 25, 2003, Valero Marketing and Supply Co., or Valero, commenced an action against Noble Shipping Ltd. (Valero Marketing and Supply Co. v. Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW). The Valero and Ursa complaints seek damages in excess of $9 million.

      In connection with the above complaints, the Princess Susana was arrested. Security was posted by the vessel's owners' protection and indemnity insurers in the amount of $11.2 million and the Vvssel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

      Discovery is presently underway and the parties have exchanged documents. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

      We believe this claim is covered by insurance. The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

Results of Operations
---------------------

Three months ended March 31, 2003 compared to the three months ended March 31, 2002.

    The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

                                    Three months ended March 31,
                                                            2003          2002
                                                          (dollars in thousands)

    Freight revenues
       Attributable to wholly owned vessels                 5,939         5,600
       Attributable to wholly chartered-in vessels             42            88
                                                     ------------  ------------
                       Total                                5,981         5,688
    Hire revenues
       Attributable to wholly owned vessels                10,900        12,667
       Attributable  to  wholly  chartered-in vessels           0             0
                                                     ------------  ------------
                       Total                               10,900        12,667

                                                     ------------  ------------
    Total Revenues                                         16,881        18,355
                                                     ------------  ------------

    Voyage expenses
       Attributable to wholly owned vessels               (2,582)       (2,643)
       Attributable to wholly chartered-in vessels           (23)          (87)
                                                     ------------  ------------
                       Total                              (2,605)       (2,730)

    Running costs                                         (7,382)       (6,734)

    Amortization of dry-dock expense                      (2,074)       (1,932)

    Depreciation of property and equipment                (4,046)       (4,093)

    Management fees and administrative expenses           (1,595)       (1,784)

    Loss on involuntary conversion of                           -         (988)
    Argentine receivables
                                                     ------------  ------------
    Operating profit                                        (821)            94

    Interest expense                                      (4,090)       (4,254)


Revenues
--------

      Total revenues from freight net of commissions increased from $5.7 million in the first three months 2002 to $5.9 million in 2003, or an increase of 4%. This increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter operation of the Princess Marisol.

      Hire revenues net of commissions, decreased by 14% from $12.7 to $10.9 million. This decrease is attributable to the Princess Susana and Princess
Veronica COA's employment instead of time charter employment, partially compensated by the time charter employment of the Princess Marisol and Cape Pampas, a new vessel incorporated in July 2002.

      The total of 58 days out of service experienced by our Princess Marina and Princess Susana due to major repairs, Princess Eva and Princess Pia which were out of service due to accidents for 104 days, in the aggregate, during the first quarter affected negatively our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance for which a total of $1.4 million has been included as other income (outside our operational result).

      Operating loss for the first three months of 2003 was $ 0.8 million, a decrease of $0.9 million from the same period in 2002. In comparing the results of the first quarter 2003 with the same period 2002 in addition to the factors mentioned above it should also be considered that during the first quarter of 2002 our Suezmax vessels were all under comparatively higher time charters fixed in 2001 while during the first quarter of 2002 a significant portion of our Suezmax fleet was still under lower charters fixed in 2002 all of which expired during this period.

Voyage expenses
---------------

      The first three months of 2003 voyage expenses were $2.6 million, as compared to $2.7 million for the first quarter of 2002, a decrease of $0.1 million, or 4%. The decrease is primarily attributable to the combined effect of a large portion of the fleet operating on time charter contract instead of COA and the lower activity of our Panamax fleet.

Running costs
-------------

      Running costs increased by about 10%, to $7.4 million in the first quarter of 2003 as compared to $6.7 million in the equivalent 2002 period. This increase is mainly attributable to the new vessel incorporated in July 2002, the Cape Pampas.

Amortization of dry-dock expense
--------------------------------

      Amortization of dry docking and special survey costs increased by $0.2 million, or 11%, to $2.1 million in the first quarter of 2003 as compared to $1.9 million in 2002. The increase was due to the amortized portion of dry-docks (i.e., repairs) carried out on the Princess Marisol, Princess Pia and Princess Marina.

Depreciation of property and equipment
--------------------------------------

      Depreciation and amortization decreased by $0.1 million, or 2%, to $4.0 million in the first three months of 2003 as compared to $4.1 million in 2002. This decrease is primarily due to the sale of the Princess Fatima partially compensated by an increase attributable to the purchase of the Cape Pampas.

Management fees and administrative expenses
-------------------------------------------

      Management fees and administrative expenses were $1.8 million in the first three months of 2002 as compared to $1.6 million in 2003 this decrease $0.2 million is attributable mainly to a decrease in administrative expenses.

Interest expense
----------------

      Interest expense decreased by $0.2 million, or 5%, to $4.1 million in the first quarter of 2003 as compared to $4.3 million in 2002. The decrease is primarily attributable to the lower level of financial debt and consequential interest costs associated

Liquidity and Capital Resources
-------------------------------

      The Company is a holding company with no material assets other than those of its subsidiaries. Consequently, it must fund its capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The
Company's subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of March 31, 2003, the Company had total indebtedness of $170.4 million, $135 million from the proceeds of the Note Issue, $2.0 million drawn under a revolving credit facilities from Allfirst Bank (as from April 1st, 2003 is known as M&T Bank), the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $5.8 million in a senior loan facility with Nedship Bank (America) N.V. for Kattegat Shipping Inc., a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $8.4 million in a senior loan facility with Allfirst Bank for Majestic Maritime Ltd, a wholly owned subsidiary, for the purchase of the vessel Princess Katherine, $11.0 million in a senior loan facility with Credit Agricole Indosuez for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampas. The Company has a revolving credit facilities of $1.0 million from the Allfirst Bank for Stanmore Shipping Inc., a wholly owned subsidiary and accrued interest expenses for these loans of $ 7.2 million.

      At March 31, 2003, the Company had cash and cash equivalents on hand of $9.8 million.

      The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities
--------------------

      In the first three months of 2003, the Company generated a positive $8.4 million in cash flow from operations compared to $9.2 million for in the same period in 2002. Net losses for the first quarter of 2003 were $ 3.3 million which is $1.2 million less than net losses in the first quarter of 2002.

      Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred, and adjusted by changes in working capital.

Investing Activities
--------------------

      During the first three months of 2003 the Company disbursed $2.3 million in dry dock and major repair expenses compared to $3.0 million in the same period of 2002.

Financing Activities
--------------------

      Net cash provided by financing activities decreased by $1.2 million. The decrease in cash provided by financing activities in first quarter 2003 is mainly attributable to capital payments made during the first quarter.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2003 AND 2002

                                  (Unaudited)


                           Contents                                  Page
----------------------------------------------------------------  ------------

o     Financial Statements

-     Condensed Consolidated Balance Sheets as of March 31,
      2003 and 2002                                                - F-1 -

-     Condensed Consolidated Statements of Income for the
      three months periods ended March 31, 2003 and 2002           - F-2 -

-     Condensed Consolidated Statements of Changes in
      Stockholders' Equity for the three months periods ended
      March 31, 2003 and 2002                                      - F-3 -

-     Condensed Consolidated Statements of Cash Flows for the
      three months periods ended March 31, 2003 and 2002           - F-4 -

-     Notes To Condensed Consolidated Financial Statements as
      of March 31, 2003 and 2002                                   - F-5 -

                ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
     CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002
                                   (Unaudited)
  (stated in thousands of U.S. dollars, except par value and share amounts)
                                                        2003        2002
                                                     ----------- -----------
ASSETS

  CURRENT ASSETS

   Cash and cash equivalents                             9,818      11,153
   Restricted cash                                       2,029           8
   Investments                                             301         198
   Accounts receivable                                   8,970       8,027
   Due from affiliates                                   9,392      22,115
   Inventories                                           1,487       1,847
   Prepaid expenses                                      4,519       4,599
   Other receivables                                     4,442       6,704
                                                     ---------    --------
  Total current assets                                 40,958       54,651
                                                     ---------     --------

 NONCURRENT ASSETS



   Dry Dock                                              9,068      14,023
   Other receivables                                     6,800       3,821
   Property and equipment                              130,750     131,203
   Investment in affiliates                             22,591      22,204
   Other assets                                          4,744       3,514
                                                     ---------     -------
   Total noncurrent assets                             173,953     174,765
                                                     ---------     -------
  Total assets                                         214,911     229,416
                                                     =========     =======
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS'
EQUITY

  CURRENT LIABILITIES

   Accounts payable and accrued expenses
                                                         6,753       7,294
   Due to affiliates                                       727       9,939
   Other financial debt                                 14,795      19,183
   Other payables                                          297         505
                                                     ---------     -------
   Total current liabilities                            22,572      36,921
                                                     ---------     -------
  NONCURRENT LIABILITIES

   Long-term debt                                      135,000     135,000
      Other financial payable, net of
      current portion                                   20,592      14,120
                                                     ---------     -------
   Total noncurrent liabilities                        155,592     149,120
                                                     ---------     -------
  Total liabilities                                    178,164     186,041
                                                     ---------     -------
  MINORITY INTEREST                                      4,949           -
                                                     ---------     -------
  SHAREHOLDERS' EQUITY
   Common  stock,  $.01 par value:  authorized              21          20
   shares 2,134,451,  issued  and  outstanding
   2,109,239  in 2003 and 2,080,840 in 2002
   Additional paid-in capital                           68,884       67,781
   Treasury stock                                      (20,332)     (20,332)
   Accumulated deficit                                 (16,775)      (4,094)
                                                     ---------     --------
   Total shareholders' equity                           31,798       43,375
                                                     ---------     --------
  Total liabilities, minority interest  and
  shareholders' equity                                 214,911      229,416
                                                     =========     ========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

          FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollar)

                                                        2003        2002
                                                     ----------------------

REVENUES

   Freight revenues                                      5,954      5,543
   Freight revenues from related parties                    27        145
   Hire revenues                                         8,448      9,523
   Hire revenues from related parties                    2,452      3,144
                                                     ---------- ----------
   Total revenues                                       16,881     18,355
                                                     ---------  ---------
OPERATING EXPENSES

   Voyage expenses                                      (2,605)    (2,730)
   Running costs
                                                        (7,382)    (6,734)
   Amortization of dry dock                             (2,074)    (1,932)
   Depreciation of property and equipment               (4,046)    (4,093)
   Management fees to related parties                     (814)      (810)
   Administrative expenses                                (781)      (974)
   Loss  on   involuntary   conversion  of  Argentine                (988)
   receivables
                                                     ---------- ----------
   Total operating expenses                            (17,702)   (18,261)
                                                     ---------- ----------
  Operating profit                                        (821)        94
                                                     ========== ==========
OTHER INCOME (EXPENSES)

   Interest expense                                     (4,090)    (4,254)
   Interest income                                          61         67
   Investment in affiliates                                123       (307)
   Other net income                                      1,538          8
                                                     ---------  ---------
   Total other expenses                                 (2,368)    (4,486)
                                                     ---------  ---------
  (Loss)   income  before  income  tax  and  minority   (3,189)    (4,392)
  interest


   Tax on minimum presumed income / Income tax             (30)       (71)

   Minority interest                                       (72)         -
                                                     ---------  -----------
  Net loss for the period                               (3,291)    (4,463)
                                                     ========== ===========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                         CONDENSED STATEMENTS OF CHANGES

                             IN SHAREHOLDERS' EQUITY

            FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)



                                    Additional
                         Common      paid-in    Treasury  Accumulated   Total      Total
       Balances          stock       capital      stock     deficit      2003       2002
---------------------------------- --------------------------------------------- ----------
At beginning of period        21      68,884      (20,332)  (13,484)     35,089     47,838

-   Net loss for the
    period                     -           -            -    (3,291)     (3,291)    (4,463)
                          -------     -------     --------  --------     -------    -------
At end of period 2003         21      68,884      (20,332)  (16,775)     31,798          -
                          =======     ======      =======   ========     =======    =======

At end of period 2002         20      67,781      (20,332)   (4,094)          -     43,375
                          =======     =======     =======   ========                =======


The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2003 AND 2002
                                   (Unaudited)

                      (stated in thousands of U.S. dollars)
                                                            2003         2002
                                                         ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss for the period
                                                         (3,291)     (4,463)
  Adjustments to reconcile net loss to
   cash provided by operating activities:
   Depreciation of property and equipment                  4,046       4,093
   Amortization of dry dock expenses                       2,074       1,932
   Note issuance expenses amortization                       146         146
   Net loss from investment in affiliate                    (123)        307
    Changes in assets and liabilities, net:
       (Increase) decrease in assets:
       Accounts receivable                                (1,326)      2,937
       Due from affiliates                                 3,647      (3,825)
       Inventories                                           105        (334)
       Prepaid expenses                                   (1,220)       (805)
       Other receivables                                    (772)         38
        Increase (decrease) in liabilities:
       Accounts payable and accrued expenses               1,724       3,444
       Due to affiliates                                     460       1,673
       Other payables                                       (438)        329
            Accrued expenses                               3,397       3,688
                                                         ---------   ---------
        Net cash provided by operating activities          8,429       9,160
                                                         ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of roperty and equipment                            -          (6)
  Decrease in loan to affiliate                              207           -
    Dry dock expenses                                     (2,285)     (3,036)
    Increase in current investments                          (31)         (6)
                                                         ---------   ---------
        Net cash used in investing activities             (2,109)     (3,048)
                                                         ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES

    Repayment of financial debt                             (800)       (830)
    Funds used in acquisition of treasury stock           (1,200)          -
    Increase in restricted cash                             (367)         (8)
    Capital  contribution  of minority  shareholder to     1,517           -
      subsidiary
    Other                                                   (376)          7
                                                         ---------   ---------
                 Net cash used in financing activities    (1,226)       (831)
                                                         ---------   ---------
  Net increase in cash and cash equivalents                5,094       5,281

  Cash and cash equivalents at the beginning of year       4,724       5,872
                                                         ---------   ---------
  Cash and cash equivalents at the end of period            9,818     11,153
                                                           =======    =======

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          AS OF MARCH 31, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


1.    BASIS OF PRESENTATION

      The condensed consolidated financial statements for the three months periods ended March 31, 2003 and 2002, were prepared by the Company without audit. In the opinion of management, all normal recurring nature adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

      Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.


2.    SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

      On June 28, 2001, the Company issued 138,443 new shares for 5,295 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid 3,297 in 2001 and 1,104 in 2002 and the balance are payable in July 2003.


3.    LONG-TERM DEBT AND OTHER FINANCIAL PAYABLES

      On March 30, 1998, the Company successfully completed its offering of 135,000 in principal amount of its 10.5% First Preferred Ship Mortgage Notes due in full in 2008. In accordance with the terms provided in such Offering, the Notes are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgages on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

      As of March 31, 2003, the Company's noncurrent portion of long-term debt amounts to 135,000. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling 7,088 is accrued in other financial debt.


      The balances of financial payables as of March 31, 2003 and 2002 are as follows:

                                                               Nominal value
                                                          ------------------------
                       Financial institution   Agreement   Current    Noncurrent    Accrued     Total    Average rate
                              / other            year                              expenses
                       -----------------------------------------------------------------------------------------------
Total 2002                                                  11,920      149,120       7,263     168,303
                                                            ======      =======      ======     =======
                       Private Investors
Ultrapetrol Bahamas    (Notes)                   1998            -      135,000       7,088      142,088    10.5%
Majestic               Allfirst Bank             2001        2,000            -           -        2,000 Libor + 1.5%
Kattegat               Nedship Bank              2000        1,000        4,750                    5,750   Libor +
                                                                                                            1.25%
Majestic               Allfirst Bank             2000        1,200        7,200                    8,400   Libor +
                                                                                                            1.75%
Stanmore               Allfirst Bank             2000        1,000            -           -        1,000  Libor + 2%
Braddock               Credit Agricole           2002        2,390      8,642          117        11,149   Libor + 1.5%
                       Indosuez
                                                            -------     -------      -------    -------
Total 2003                                                   7,590      155,592        7,205     170,387
                                                            ======      =======      =======     =======


4.    PROPERTY AND EQUIPMENT

      On July, 2002, the Company purchased the Cape Pampas, a second hand capsize bulk carrier through its wholly owned subsidiary, Braddock. The amount of the acquisition was financed by a mortgage loan agreement with Credit Agricole Indosuez.

      On August 26, 2002,  the Company  entered  into a Memorandum  of Agreement
      (MOA) through which it committed to sell its vessel Princess Fatima, to an unrelated company for 1,867, net of associated expenses. On September 19, 2002 the Company delivered the Princess Fatima pursuant to the MOA and received the purchase price.

    The proceeds from the sale of the Princess Fatima Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes. Subsequently, the Princess Sofia was bought with part of these proceeds and the remainder of the proceeds are included in restricted cash as of March 31, 2003.


5.    TREASURY STOCK

      On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by Societe Internationale D'Investissement S.A. (Bahamas) ("SII"). The nominal purchase price of said shares was 20,000.

      As of March 31, 2003 and 2002, the Company recorded 20,332 in the "Treasury stock" account, 20,000 of which relates to the amount payable to SII and 332 relates to direct cost of acquisition.


6.    SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                               Three months period
                                                 Ended, March 31
                                            --------------------------
                                               2003          2002
                                            ------------  ------------

      -  Interest
                                                378           343
      -  Income taxes
                                                 23            84


7.    CLAIMS AGAINST INSURANCE COMPANIES

      As of March 31, 2003 and 2002, the "Other receivables" account includes 8,953 and 10,088, respectively, related to claims against insurance companies. Claims for 3,200 have been made by the Company against the insurance companies regarding the repair expenses incurred to date for damage to some vessels in 2003. The "Other net income" account for the period of three months ended March 31, 2003, includes 1,448 related to claims for loss of income (business interruption) corresponding to the Princess Pia and Princess Eva.

      The "Other net income" account for the period of three months ended March 31, 2002, includes 361 related to claims for loss of income (business interruption) corresponding to the Alianza G3.


8.    CLAIMS AGAINST THE COMPANY

      On February, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd. (a wholly owned subsidiary of the Company) seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. Also in February 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. The Valero and Ursa complaints seek damages in excess of 9 million.

      In connection with the above complaints, the vessel was arrested. Security was posted by the vessel owners' protection and indemnity insurers in the amount of 11.2 million and the vessel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

      Discovery is presently underway and the parties have exchanged documents. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

      The Company's management and its legal counsel believe this claim is covered by insurance. The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.


9.    SUPPLEMENTAL GUARANTOR INFORMATION

      As described in Note 3, the Notes are fully and unconditionally guaranteed by certain subsidiaries of the Company.

      The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol S.A., Regal International Investments S.A., Baldwin Maritime Inc., Tipton Marine Inc., Kingsway Shipping Inc., Plate Princess Shipping Company Ltd., Panpetrol Shipping S.A., Oceanview Maritime Inc., Kingly Shipping Ltd., Sovereign Maritime Ltd., Imperial Maritime Ltd., Monarch Shipping Ltd., Noble Shipping Ltd., Cavallier Shipping Inc., Oceanpar S.A. and Parfina S.A. ("Subsidiary Guarantors").

      Supplemental condensed combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

            SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                 BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                              2003       2002
                                            --------- ---------

ASSETS

   Current assets                              24,964    35,243
   Noncurrent assets                           99,777   114,124
                                            --------- ---------
  Total assets
                                              124,747   149,367
                                            ========= =========

LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities                        115,996   127,342
     Commitments and contingencies                  -         -
   Shareholders' equity                         8,745    22,025
                                            --------- ---------
  Total liabilities and shareholders' equity
                                              124,741   149,367
                                             ========= =========


            SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                            STATEMENTS OF OPERATIONS

          FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


                                                     2003       2002
                                                  ---------- --------

   Freight revenues
                                                     5,954      5,661
   Hire revenues                                     7,006      8,065
                                                  ---------  ---------
   Total revenues                                   12,960     13,726

   Operating expenses                              (13,865)   (14,206)
                                                  ---------  ---------
      Operating (loss) profit                         (905)      (480)

    Other expenses                                  (2,054)    (4,565)
                                                  ---------  ---------
      (Loss) income before income tax               (2,959)    (5,045)

   Tax on minimum presumed income / Income tax         (24)       (71)
                                                  ---------  ---------
     Net loss (income) for the period
                                                    (2,983)    (5,116)
                                                   ========    =======

            SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                            STATEMENTS OF CASH FLOWS

          FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2003 AND 2002

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                             2003     2002
                                                          ---------  -------

  Net (loss) income for the period
                                                           (2,983)    (5,116)
  Adjustments to reconcile net (loss) income to cash        3,429      8,652
  provided by operating activities:
                                                           --------  -------
  Net cash provided by (used in) operating activities         446      3,536

  Net cash used in investing activities                    (1,255)    (3,040)

  Net cash provided by (used in) financing activities         (31)       458
                                                           --------  -------
  Net increase (decrease) in cash and cash equivalents       (840)       954

  Cash and cash equivalents at the beginning of the year      932        247
                                                           --------- -------
  Cash and cash equivalents at the end of the period
                                                               92      1,201
                                                           =======   =======

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  May 15, 2003                      By:  /s/  Felipe Menendez
                                              -----------------------------
                                                    Felipe Menendez
                                                    President




02351.0001 #404969